

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2022

Kimberly Perry
Chief Financial Officer
Gold Resource Corp.
7900 E. Union Ave. Suite 320
Denver, CO 80237

> **Re: Gold Resource Corp.**
> **Form 10-K for the Fiscal Year ended December 31, 2021**
> **Filed March 10, 2022**
> **File No. 001-34857**

Dear Kimberly Perry:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Energy & Transportation